UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

COMMISSION FILE NUMBER 001-8359

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

NEW JERSEY RESOURCES CORPORATION

1415 Wyckoff Road
Wall, New Jersey 07719

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
New Jersey Resources Corporation Employees’ Retirement Savings Plan
Wall, New Jersey

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the New Jersey Resources Corporation Employees’ Retirement Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Form 5500 Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 and Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions for the year then ended have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2022.

New York, New York

June 28, 2023

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
Assets:
Cash and cash equivalents	$725,557	$2,003
Investments, at fair value	290,947,826	327,382,695

Receivables:
Employer contributions	2,752,376	2,373,517
Notes receivable from participants	3,735,401	3,688,641
Total receivables	6,487,777	6,062,158

Total assets	298,161,160	333,446,856

Net assets available for benefits	$298,161,160	$333,446,856

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022

Additions to net assets attributed to:
Investment income:
Dividends	$14,307,975
Net investment income	14,307,975

Interest income from notes receivable from participants	171,463

Contributions:
Employer	8,323,200
Participants	12,742,759
Participant rollovers	890,942
Total contributions	21,956,901

Total additions	36,436,339

Deductions from net assets attributed to:
Net depreciation in fair value of investments	41,564,540
Benefits paid to participants	30,125,299
Administrative fees	32,196
Total deductions	71,722,035

Net decrease	(35,285,696)

Net assets available for benefits:
Beginning of year	333,446,856
End of year	$298,161,160

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    PLAN DESCRIPTION

The New Jersey Resources Corporation Employees’ Retirement Savings Plan (the Plan) is administered through a Benefits Administration Committee (the Plan Administrator) appointed by New Jersey Resources Corporation’s (the Company, NJR or the Sponsor) Board of Directors and is administered in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The following description of the Plan is provided for general information only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan. The Plan provides a savings component and had provided an employee stock ownership plan component, as described below.

Subsequent events

The plan has evaluated subsequent events for recognition or disclosure through June 28, 2023, the date the financial statements were available to be issued.

Savings Component

General

All permanent employees of the Company and its subsidiaries who have completed 30 days of service are eligible to participate on a voluntary basis. Eligible employees are automatically enrolled in the plan and their pre-tax contributions are automatically escalated each year up to 6 percent. Payroll deductions begin with the first available pay period following the completion of 30 days of service, unless the employee elects not to participate.

Contributions and Vesting

As directed by the Plan Administrator, contributions by employees and the Company are transferred to T. Rowe Price (the Trustee) and held in the Plan’s trust fund for investment and allocation to participants’ accounts.

Employee Contributions

Under the savings component, eligible employees may make contributions of between 1 percent and 75 percent of base compensation, as defined in the Plan document, which shall be permitted as either pre-tax or after-tax contributions provided that they are within the calendar year elective deferral limit in effect for 401(k) contributions in accordance with the Internal Revenue Code (IRC). The elective deferral limit for pre-tax contributions was $20,500 for 2022. In addition, employees who have both reached the minimum age of 50 and the elective deferral limit by the end of the plan year, may elect to make pre-tax non-matchable catch-up contributions. During the plan year ended December 31, 2022 the Internal Revenue Service allowed catch-up contributions of up to $6,500. The total contribution for any participant may not exceed $61,000 for 2022, except for those who have attained age 50, and then the total contribution by participant may not exceed $67,500 Contributions by employees are made primarily through payroll deductions. The Plan also accepts qualified roll-over contributions from eligible employees.

Employer Matching Contributions

For 2022, the Company contributed an amount equal to 85 percent of the first 6 percent of the pre-tax and/or after-tax participant contributions, subject to certain exceptions as described in the Plan document. The Company’s contribution related to those employees was approximately $5.6 million for 2022.

Employer Special Contributions

Non-transitioned union employees of NJR Home Services, an affiliated company, all union employees hired on or after January 1, 2012, and all non-represented employees hired on or after October 1, 2009, are not covered by the Company’s defined benefit plans. For these employees, the Company contributes an amount equal to 3.5 percent of base compensation for employees with less than five years but more than one year of service and 4.5 percent of base compensation for employees with five or more years of service. Eligibility begins after one year of employment, and the contribution is made by March 31 of the year following the completion of one year of employment. The Company contributed approximately $992,000 related to the represented employees and approximately $1.8 million related to the non-represented employees for 2022.

The employer special contribution for the non-transitioned union employees of NJR Home Services is invested automatically into the Plan’s Stable Value Fund, and may subsequently be directed by the participant into the Plan’s qualified default investment. The annual contribution for all other eligible employees is invested consistent with the employee’s current investment fund election or automatically into the Plan’s default investment and may subsequently be directed by the participant into any of the other investment options available under the Plan. The Plan’s default investments are various T. Rowe Price Retirement Year Funds, which are based on the participants’ year of birth.

There was no special per capita contribution made during the year ended December 31, 2022.

Employer special contributions are not eligible for loans or in-service withdrawals and may only be distributed upon termination, retirement or death.

Vesting

Employer matching and special contributions vest on the basis of service as follows: 25 percent after two years, 50 percent after three years, 75 percent after four years, and 100 percent after five years. Contributions are subject to limitations. Employee contributions vest at 100 percent when made.

Payment of Benefits

Prior to retirement or termination of service with the Company, participants may withdraw their contributions from the Plan subject to certain limitations. Participants may not withdraw the Company’s contributions until they become vested. Withdrawal of participants’ pre-tax funds may generally be made only upon disability, hardship or the attainment of age 59-1/2.

Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment.

Notes Receivable from Participants

The Plan may loan to a participant an amount that shall not exceed the lesser of 50 percent of the value of the vested portion of such participant’s account, or $50,000. The minimum participant loan must be $1,000. Effective July 1, 2018, participants may only have one outstanding loan at a time. Any participants that had two loans as of July 1, 2018, were able to continue with both loans until paid off. No loan shall be for a term of more than five years except for loans used to acquire the participant’s principal residence, which term shall not exceed ten years. The loans are secured by the balance in the participant’s account. Notes receivable from participants are valued at their principal balance plus accrued unpaid interest.

Principal and interest are paid ratably through payroll deductions. A participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Plan Administrator. Payments of principal and interest on loans shall be credited to the participant’s account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the participant’s then current investment selection.

The interest rate for loans will be 1 percent above the prime rate reported in the Wall Street Journal or such other rate as is prescribed by the Plan Administrator based on periodic re-evaluations of the adequacy of such rate. The fixed rate of interest shall apply to the term of each loan. Interest rates ranged from 4.25 percent to 7.25 percent at December 31, 2022.

As of April 2020, the 30-day waiting period after an outstanding loan was paid off before being allowed to request a new loan, was waived.

Participant Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, Company’s matching contribution, employer special contributions, loan repayments, if applicable, and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Except as previously noted, Company contributions are invested at the same percentage in the same investment options as the participant directed investments, including NJR stock. The Plan currently offers various investment options for participants.

Forfeited Accounts

Forfeitures are used to reduce Company contributions. At December 31, 2022, forfeited non-vested accounts balance totaled approximately $661,000. The entire forfeiture balance was used to reduce the Company’s special contributions for the year ended December 31, 2022, which was completed in March 2023.

Employee Stock Ownership Plan Component (ESOP)

General

The Plan’s ESOP, which is no longer available for participant contributions effective January 1, 1996, includes amounts held by the Plan Trustee in Company stock (NJR Common Stock). All participants’ respective shares of NJR Common Stock are 100 percent vested.

Payment of Benefits/Diversification

Distributions to ESOP participants may be made in the case of separation of service, and may be in the form of full shares of the Company’s common stock and cash in lieu of fractional shares. ESOP participants may also elect to receive their total distribution in cash. Effective January 1, 2006, ESOP participants were able to diversify all or part of their account balance into any of the other 401(k) plan investment options, including NJR Common Stock. If and when the participants make a transfer, they will be able to use these amounts for the allowable in-service withdrawals or participant loans.

Certain participants have the option to withdraw a portion of their ESOP accounts once a year after reaching age 55 and ten years of participation in the plan. This withdrawal option is offered annually to eligible participants until they reach age 59½.

In the event that a participant or beneficiary receives a distribution of shares of Company stock at a time when such Company stock is not readily tradable on an established market, then the following provisions shall apply:

The Company shall issue a “put option” to such participant or beneficiary. The put option shall provide the right to elect, at any time during the 60 day period following the date of such distribution or the first 60 days of the plan year immediately following the plan year in which the distribution is made, to sell such Company stock to the Company for an amount equal to the fair market value of such Company stock as of the most recent valuation date. The put option provision applies to both the ESOP and the common stock of New Jersey Resources held within the Plan in participant accounts.

Voting Rights

Each participant shall have the right, to the extent of the Company stock allocated to their accounts, to direct the Trustee by proxy, as to the manner in which to vote their shares on all matters shareholders of Company stock are entitled to vote. Best efforts must be utilized to distribute or cause to be distributed to each participant such information and proxy statements as will be distributed to shareholders of the Company. Unallocated shares of common stock, if any, held by the Trustee shall be voted by the Trustee in the same manner and in the same proportion as are those shares that are allocated to the accounts of the participants and the Trustee shall have no discretion in this matter. The Trustee shall not divulge to the Company the voting of any participant. The voting rights provision applies to both the ESOP and the common stock of NJR held within the Plan in participant accounts. There were no unallocated NJR common stock shares as of December 31, 2022.

Investment Income

The following amounts related to the ESOP were included in dividend income and net appreciation in fair value of investments, respectively, for the year ended December 31, 2022:

Dividend income	$910,911
Net appreciation in fair value of investments	$5,002,861

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Plan’s investments are presented at fair value, which has been determined based on quoted market prices. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are recorded as distributions based on the terms of the Plan Document. No allowance for credit losses has been recorded as of December 31, 2022 and 2021.

Administrative Expenses

Administrative expenses of the Plan are paid for by the Plan to the extent that they are not paid for by the Company.

In determining the amount of administrative expenses incurred by the Plan, T. Rowe Price provides the Plan with a fixed annual administrative budget that is measured by the rate of administrative fee payments for certain plan investment options. T. Rowe Price credits the Plan's Administrative Budget after each calendar quarter for administrative fee payments that exceed the established fee threshold, as defined. To the extent that the administrative fee payments payable to T. Rowe Price for any quarter do not meet the fixed annual administrative budget amount, the difference is owed to T. Rowe Price by the Plan and/or Plan Sponsor.

For the plan year 2022, T. Rowe Price credited approximately $195,000 to the Plan’s administrative budget account. For the plan year ended December 31, 2022, the Plan did not use any of the administrative budget to off-set plan expenses. For the plan year 2022, the Plan earned interest of $6,890 on the unused portion of the administrative budget. As of December 31, 2022, the balance of the administrative budget accounts was approximately $516,000.

Payment of Benefits

Benefit payments to participants are recorded when paid.

3.    FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The levels of the fair value hierarchy are as follows:

Level 1	Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2	Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3	Fair value would be based on significant unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Mutual Funds and Per Unit Investments

The Plan’s mutual funds are open-ended public investment vehicles, consisting of equity or fixed income securities. Mutual funds and other per unit investments are valued at quoted market prices in active markets at year end. These investments are categorized within Level 1 of the hierarchy.

Stable Value Fund

Investments in common trust funds during the plan year included the T. Rowe Price Stable Value fund (Stable Value Fund). Net Asset Value (NAV) per share for the Stable Value Fund is provided by the fund administrator and is based on the value of the underlying assets owned by the fund, minus liabilities, and then divided by the number of shares outstanding. NAV is computed daily as of the close of business each day by the Trustee for the fund. NAV is used as a practical expedient to estimate fair value. Participants’ withdrawals are unrestricted and are permitted daily at unit value. A full redemption of the Stable Value Fund by the Plan Sponsor may be subject to a holding period if sufficient liquidity does not exist.

NJR Stock

Participants can direct their contributions into NJR stock. In addition, as noted above, the Plan’s ESOP holds NJR stock. NJR Stock shares, which are valued at quoted market prices in active markets at year end, are categorized within Level 1 of the hierarchy.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Quoted Market Prices in Active Markets for Identical Assets	Other Significant Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2022
Mutual funds	$192,099,106	—	—	$192,099,106
NJR stock	66,208,437	—	—	66,208,437
Total assets in the fair value hierarchy	$258,307,543	—	—	258,307,543
Investments measured at net asset value (1)				32,640,283
Total investments at fair value				$290,947,826

As of December 31, 2021
Mutual funds	$232,486,638	—	—	$232,486,638
NJR stock	62,997,110	—	—	62,997,110
Total assets in the fair value hierarchy	$295,483,748	—	—	295,483,748
Investments measured at net asset value (1)				31,898,947
Total investments at fair value				$327,382,695
(1)    Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

During the year ended December 31, 2022, there were no transfers between levels.

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2022 and 2021, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
As of December 31, 2022
Stable Value Fund	$32,640,283	n/a	Daily	12 months

As of December 31, 2021
Stable Value Fund	$31,898,947	n/a	Daily	12 months

4.    INVESTMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by approximately $41.6 million during the year ended December 31, 2022.

Non-Participant Directed Investments

Information about the net assets at fair value and the significant components of the changes in net assets relating to the non-participant-directed investments as of December 31, 2022 and 2021, and for the year ended December 31, 2022, is as follows:

Net assets:	2022	2021
NJR Common Stock ESOP	$28,233,459	$26,118,518
T. Rowe Price Retirement Year Funds	5,702,167	5,724,088
Total non-participant directed investments	$33,935,626	$31,842,606

Changes in net assets:

NJR Common Stock ESOP
Dividend income	$910,911
Net appreciation in fair value of investments	5,002,861
Benefits paid to participants	(3,607,439)
Transfers to participant-directed investments	(191,386)
Administrative expenses	(6)
Net change	2,114,941
NJR Common Stock ESOP - beginning of year	26,118,518
NJR Common Stock ESOP - end of year	$28,233,459

T. Rowe Price Retirement Year Funds
Net depreciation in fair value of investments	$(1,243,171)
Employer contributions	1,651,203
Transfers to participant-directed investments	(191,467)
Benefits paid to participants	(238,434)
Administrative expenses	(52)
Net change	(21,921)
T. Rowe Price Retirement Year Funds - beginning of year	5,724,088
T. Rowe Price Retirement Year Funds - end of year	$5,702,167

5.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated December 18, 2013, that the Plan and related trust were designed as “qualified” in accordance with the applicable sections of the IRC. Although the Plan had been amended since the receipt of the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and that the Plan and the related trust continue to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7.    PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its matching contributions, as well as the special contributions, at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts, including unvested Company contributions.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America. The Form 5500 is presented on the cash basis.

The following are reconciliations of net assets available for benefits as of December 31, 2022 and 2021, and increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2022:

	2022	2021
Net assets available for benefits per the financial statements	$298,161,160	$333,446,856
Less: Amounts due from employer per the financial statements	(2,752,376)	(2,373,517)
Net assets available for benefits per Form 5500	$295,408,784	$331,073,339

Contributions received from employer per the financial statements	$8,323,200
Less: Current year contributions receivable from employer per the financial statements	(2,752,376)
Add: Prior year contributions receivable from employer per the financial statements	2,373,517
Contributions received from employer per Form 5500	$7,944,341

Increase in net assets per the financial statements	$(35,285,696)
Less: Changes in amounts due from employer*	(378,859)
Net income per Form 5500	$(35,664,555)
* Included in contributions from employer in Statements of Changes in Net Assets Available for Benefits.

9.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee of the Plan. T. Rowe Price is the Plan Trustee and certain plan assets are invested in the T. Rowe Price Common Trust Funds. The Plan also issues loans to participants, which are secured by the participants’ account balance. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to the Trustee amounted to approximately $32,000 for the year ended December 31, 2022.

At December 31, 2022, the Plan held approximately 1.3 million shares of NJR Common Stock, respectively, with a fair value of approximately $66.2 million. The Plan recorded dividend income from Company common stock of approximately $2.2 million during the year ended December 31, 2022.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.

10.    LATE REMITTANCE

During the Plan year ended December 31, 2021, a participant contribution in the amount of $53 was not remitted within the appropriate time period by the Company. This transaction constitutes a prohibited transaction as defined by ERISA. The Company will take the appropriate steps to correct the issue to ensure all future remittances are done within the prescribed time period.

NEW JERSEY RESOURCES CORPORATION					Plan Number 005
EMPLOYEES’ RETIREMENT SAVINGS PLAN				Tax ID Number 22-2376465

FORM 5500, SCHEDULE H, PART IV, LINE 4a---
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AS OF DECEMBER 31, 2022

Participant Contributions Transferred Late to the Plan		Total That Constitutes Nonexempt Prohibited Transactions
Year	Check here if late participant loan repayments are included ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP*	Total Fully Corrected Under VFCP and PTE 2002‑51**
2021	$53	$53	$—	$—	$—
*    Voluntary Fiduciary Correction Program
**    Prohibited Transaction Exemption 2002-51

NEW JERSEY RESOURCES CORPORATION			Plan Number 005
EMPLOYEES’ RETIREMENT SAVINGS PLAN			Tax ID Number 22-2376465

FORM 5500, SCHEDULE H, PART IV, LINE 4i---
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value

	Participant Directed:
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund	$ **	802,932
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	**	534,468
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	**	1,908,651
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	**	5,667,715
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	**	11,568,760
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	**	17,051,693
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	**	12,630,375
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	**	7,997,467
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	**	6,958,817
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund	**	6,361,672
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund	**	4,624,588
*	T. Rowe Price Retirement 2060 Fund	Mutual Fund	**	2,646,133
*	T. Rowe Price Government Money Fund	Mutual Fund	**	1,255,552
	Prudential Total Return Bond Fund Class Q	Mutual Fund	**	8,203,654
	Harbor Capital Appreciation Fund	Mutual Fund	**	11,881,467
*	T. Rowe Price Stable Value Fund	Common Trust Fund	**	32,640,283
	Vanguard Institutional Index	Mutual Fund	**	28,761,449
	Vanguard Small Cap Index, Admiral	Mutual Fund	**	10,015,249
	Vanguard Windsor II Fund	Mutual Fund	**	19,106,687
*	T. Rowe Price Small Cap Value Fund	Mutual Fund	**	7,777,749
	American Funds Capital World Growth and Income Fund	Mutual Fund	**	11,686,841
	Dodge & Cox International Stock Fund	Mutual Fund	**	8,955,020
*	NJR Common Stock	Common Stock	**	37,974,978

	Non-Participant Directed:
*	NJR Common Stock ESOP	Common Stock	15,517,109	28,233,459
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	10,141	7,929
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	41,774	33,545
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	172,487	138,001
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	684,853	584,395
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	1,358,469	1,180,867
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	918,047	841,627
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	662,119	599,094
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	883,631	825,669
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund	704,968	641,989
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund	611,029	554,221
*	T. Rowe Price Retirement 2060 Fund	Mutual Fund	321,306	294,830

*	Notes receivable from participants	Interest rates of 4.25% - 7.25%	—	3,735,401

			$21,885,933	$294,683,227
*    Party-in-interest as defined by ERISA.
**    Cost information is not required for participant-directed investment and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

New Jersey Resources Corporation
Employees’ Retirement Savings Plan

Date: June 28, 2023

By: /s/ Lori DelGiudice
Lori DelGiudice
Plan Administrator

/s/ Roberto F. Bel
Roberto F. Bel
Plan Sponsor

EXHIBIT INDEX

Exhibit Number

23.1    Consent of Independent Registered Public Accounting Firm - BDO USA, LLP